Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”) 121 Richmond Street West, Suite 501 Toronto, Ontario M5H 2K1

ITEM 2.	DATE OF MATERIAL CHANGE

August 12, 2015.

ITEM 3.	NEWS RELEASE

A News Release was issued on August 12, 2015.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced several corporate developments which are described in the news release including the filing of the Q2 2015 interim financial statements and MD&A, and the realignment of Dr. Geoff Taylor’s role in the Company.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Michel J. Lafrance, Secretary
Telephone: (416) 368-9411

ITEM 9.	DATE OF REPORT

Dated at Toronto, Ontario this 12th day of August, 2015.

SCHEDULE “A”

POET TECHNOLOGIES INC.
Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies files its Interim Financial Statements and MD&A for the 6 Months ended June 30, 2015

Toronto, ON, San Jose, CA, and Storrs, CT, August 12, 2015 — POET Technologies Inc. (the “Company”) (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer, wishes to announce that it has filed today its interim financial statements and MD&A for the six month period ended June 30, 2015. The documents were approved by the Board of Directors (the “Board”) at its meeting held on August 10, 2015. At the meeting, the directors were presented with reports from Dr. Suresh Venkatesan, the Company’s new Chief Executive Officer, and Dr. Subhash Deshmukh, the Company’s new Chief Operating Officer. They have been working extremely diligently since their recent appointment to develop a new plan in furtherance of the Company’s transition from lab-to-fab. The directors were extremely pleased with the early positive progress reported by the new management team. As pointed out in the MD&A:

“With an immediate view to commercialization, the Company has continued to develop the base process technology necessary to build the complete suite of optoelectronics devices. The new management team is focused on exploiting existing high growth markets where the disruptive power of the POET platform IP provides competitive differentiation.”

POET initiates commercialization process of its differentiated technology

The core source of technology differentiation has been validated in the laboratory at the University of Connecticut, and with that the Company is positioning itself to take its technology to the commercialization phase. The Company has, for the first time, engaged commercial epitaxial wafer suppliers in providing wafers with the unique and proprietary POET epitaxial stack. While comprehensive discussions are underway with a number of potential foundry and epitaxial wafer partners, we have recently signed memorandums of understanding with some of these companies and expect to continue this process. This should accelerate the lab-fab transition, utilizing state of the art processes that position the Company for success in defined commercial markets. “We are pleased to be working with well-established companies as both our foundry partners and as suppliers of our proprietary epitaxial wafers”, said Dr. Venkatesan. “We are focused on monetizing the technology in existing and proven high growth markets where the disruptive technology innovations will provide a relevant and sustained source of competitive differentiation. We will be communicating the vision, objectives and accelerated drive to product realization around the end of September.”

Dr. Taylor’s revised role at POET Technologies to accelerate development of new technology and product applications

Dr. Geoff Taylor, the Company’s Chief Scientist, has realigned his role in the Company. Dr. Taylor has resigned as a director and has entered into a new consulting contract to provide the Company with technical and analytic support on the development of the POET integrated circuit technology platform and its initial products.

“I am thankful to the Board of Directors for its support. I am looking forward to concentrating on my primary mission, the uplifting of POET to a mainstream integrated circuit technology. To this end I will be providing technical input to the Board in the development and expansion of the POET IP platform”, said Dr. Taylor. “Our CEO, Dr. Venkatesan, has joined the Board and has provided new meaningful and exciting ideas for the deployment of our technology. I will continue to advise the Board and liaise with Suresh on both technology improvement and implementation in new areas of focus. Both Suresh and I are increasingly convinced about the potential and applications of the disruptive POET platform as we set our sights towards commercialization. Transitioning Board responsibilities to Suresh, allows me to spend more time working on new technology and product applications.”

POET Technologies Inc. — News Release of August 11, 2015

“Dr. Taylor’s innovations and keen insights that have culminated in the POET technology platform, promise to enable disruptions in cost and power over incumbent solutions. I would like to thank Geoff on behalf of the Board for his contributions over the years”, said Dr. Venkatesan. “I look forward to continuing to work with Geoff as we incorporate the technology into products. He will continue to be an active contributor to the development of the technology and products and will be the Chief Technical advisor to and prime source of innovation for the management team.”

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in San Jose, CA and Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s operational, financial, development, milestone achievement, and monetization and commercialization expectations as well as the Company’s expectations regarding its ability to transition from lab-to-fab.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.